KW 3/12/14

14046848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~61389~~ 66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103-2627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella (860) 299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/20/14

OATH OR AFFIRMATION

I, Jung W. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public: Jennifer L. Cavaliere
My commission expires: May 31, 2017

JENNIFER L. CAVALIERE NOTARY PUBLIC MY COMMISSION EXPIRES MAY 31, 2017 STATE OF CONNECTICUT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Investment Products, Inc.
Index
December 31, 2013 and 2012

pwc

Independent Auditor's Report

To the Board of Directors of Conning Investment Products, Inc.

We have audited the accompanying financial statements of Conning Investment Products, Inc., which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, shareholder's equity and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conning Investment Products, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule I - Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2014

CONNING INVESTMENT PRODUCTS, INC.
BALANCE SHEETS
AT DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012
Cash and cash equivalents	$ 1,286,626	$ 1,345,962
Accounts receivable	607,648	810,660
Other assets	99	99
Total assets	$ 1,894,373	$ 2,156,721
LIABILITIES AND SHAREHOLDER'S EQUITY		
Due to affiliates	$ 751,937	$ 890,414
Income taxes payable	221,367	269,535
Other liabilities and accrued expenses	75,377	41,715
Deferred income taxes	13,574	3,512
Total liabilities	1,062,255	1,205,176
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	832,108	951,535
Accumulated earnings	-	-
Total shareholder's equity	832,118	951,545
Total liabilities and shareholder's equity	$ 1,894,373	$ 2,156,721

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Sales and marketing fees	$ 1,033,045	$ 1,062,931
Interest income and other revenue	16,739	23,669
Total revenues	1,049,784	1,086,600
EXPENSES		
Professional fees	386,447	339,985
Marketing and production	10,000	10,000
Other operating expense	41,256	23,556
Total expenses	437,703	373,541
Income before income taxes	612,081	713,059
Provision for income taxes	231,508	262,432
Net income	$ 380,573	$ 450,627

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid in Capital	Accumulated Earnings	Total Shareholder's Equity
Balance, December 31, 2011	$ 10	$ 1,012,151	$ 338,757	$ 1,350,918
Dividend/Return of capital to Parent (Note 8)	-	(60,616)	(789,384)	(850,000)
Net income	-	-	450,627	450,627
Balance, December 31, 2012	$ 10	$ 951,535	$ -	$ 951,545
Dividend/Return of capital to Parent (Note 8)	-	(119,427)	(380,573)	(500,000)
Net income	-	-	380,573	380,573
Balance, December 31, 2013	$ 10	$ 832,108	$ -	$ 832,118

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 380,573	$ 450,627
Adjustments to reconcile net income to net cash provided by operations:		
Deferred income taxes	10,062	(7,103
Changes in assets and liabilities:		
Accounts receivable	203,012	(10,084
Due to affiliates	(138,477)	229,962
Income tax payable	(48,168)	(345,941
Other liabilities and accrued expenses	33,662	(8,500
Net cash provided by operating activities	440,664	308,961
Cash flows from financing activities:		
Dividend to the Parent	(380,573)	(789,384
Return of capital to the Parent	(119,427)	(60,616
Net cash used in financing activities	(500,000)	(850,000
Net change in cash and cash equivalents	(59,336)	(541,039
Cash and cash equivalents, beginning of the year	1,345,962	1,887,001
Cash and cash equivalents, end of the year	$ 1,286,626	$ 1,345,962
Supplemental disclosures:		
Income tax payments	$ 269,615	$ 615,476
Income tax refunds	$ -	$ -

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings Corp. ("CHC").

CHC was formed by Aquiline Capital Partners, LLC ("ACP") in June 2009 to acquire the Parent as well as other affiliates of the Company. On October 9, 2009, CHC acquired 100% of the outstanding common stock of the Parent from its former owner, Swiss Re America Holding Corp.("SRAH"), as well as 100% of the outstanding stock of the Company's affiliates, Conning Asset Management (Europe) Ltd ("CAMEL") from Swiss Re ("SRZ"), and Conning Asset Management Ltd ("CAML") from Swiss Re GB Plc. The Company requested regulatory approval from FINRA for the indirect change in the ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on July 30, 2009.

On October 12, 2009, the Company changed its name from Conning Research & Consulting, Inc. to Conning Investment Products, Inc. pursuant to the filing of a Certificate of Amendment of Certificate of Incorporation with the Office of the Delaware Secretary of State.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – Sales and marketing fees are recognized when earned under the terms of placement or partnership agreements.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2013 and 2012, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CHC. Under a tax allocation agreement, the separate return basis is utilized, whereby each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company uses Accounting for Uncertainty in Income Taxes (ASC 740). ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

Other Assets – Other assets include an investment in Post 2012 Carbon Credit Fund as described in (Note 3).

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company is a significant shareholder in two Variable Interest Entities, European Clean Energy Fund GP, LTD and Post 2012 Carbon Credit Fund (Delaware) LP, which are not consolidated because the Company is not considered to be the primary beneficiary.

European Clean Energy Fund GP LTD (the "GP"), a Cayman Islands limited liability company, is the general partner for the European Clean Energy Fund, L.P. ("ECEF"). The Company owns 25% and the other unaffiliated shareholder owns 75% of the GP. The Company continues to receive management fees for its role as a 25% shareholder of the GP. The Company also previously received placement fees through 2010 for placing investors with ECEF, and carbon advisory services fees through 2009 for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has not committed capital to the GP. The purpose of the Company's participation in the GP is to generate sales and marketing fees for the Company. Total management fees recognized by the Company for the years ended December 31, 2013 and 2012 were $1,033,045 and $1,007,442, respectively, and are reported as a component of sales and marketing fees.

Post 2012 Carbon Credit Fund (Delaware) LP (the "Delaware LP"), a Delaware limited partnership is the general partner for Post 2012 Carbon Credit Fund CV, a limited partnership established under the laws of the Netherlands. The Company paid $99, in the first quarter of 2008, to own 99% of the Delaware LP. The Company's Parent owns the other 1% of the Delaware LP. Despite the fact that the Company and the Company's parent collectively own 100% of the Delaware LP, the Company does not control it, as the partnership agreement provides that management of the Delaware LP is under the direction of a third party general partner, Post 2012 Carbon Credit Fund (Ireland) Limited. In addition, neither the Company nor it affiliates have voting rights or decision making authority. The Company receives no other fees as a result of its involvement with the Delaware LP and has not committed capital other than the $99 paid to the Delaware LP in 2008. The Company accounts for the Delaware LP using the equity method, however, no net income has been recorded since inception in 2008 since the Delaware LP's annual accumulative net income is less than $1,000. The Company's exposure to loss is limited to its $99 investment.

NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the years ended December 31, 2013 and 2012 were $607,648 and $810,660, respectively. The balance at December 31, 2013 represents monthly rebates and annual performance fees from Securis Fund I ("Securis"). The balance at December 31, 2012 consists of monthly rebates and annual performance fees from Securis totaling $799,123 and $11,537 of placement fees due to the Company as a result of placing investors in the Aquiline Financial Services Fund II L.P. ("Aquiline"). Based on management's assessment that all outstanding amounts are fully collectible, no

allowance for doubtful accounts was recorded at December 31, 2013 and 2012, respectively.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the years ended December 31, 2013 and 2012 are as follows:

		2013		2012
Current income tax provision:				
Federal	$	199,106	$	258,065
State		22,340		11,470
Deferred income tax provision:				
Federal		9,593		(10,753)
State		469		3,650
Total income tax provision	$	231,508	$	262,432

At December 31, 2013 and 2012, the effective tax rate of 37.82% and 36.80% was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (2.28% and 1.62%) and (ii) non-deductible expenses (0.54% and 0.18%)

The Components of the net deferred tax assets as of December 31, 2013 and 2012 are as follows:

		2013		2012
Deferred tax assets:				
Other accrued expenses	$	19,052	$	14,796
State net operating losses		17,702		18,158
Federal net operating losses		-		-
Gross deferred tax assets	$	36,754	$	32,954
Valuation allowance		-		-
Gross deferred tax assets	$	36,754	$	32,954
Deferred tax liabilities:				
Partnerships	$	(50,328)	$	(36,466)
Gross deferred tax liabilities	$	(50,328)	$	(36,466)
Net deferred tax liabilities	$	(13,574)	$	(3,512)

The Company has available state net operating losses of approximately $363,119 and $372,481 as of December 31, 2013 and 2012, respectively. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Net operating losses will expire by 2029. Although realization is not assured, management believes it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2013, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The period ended October 9, 2009 is currently under exam by the Internal Revenue Service. For state tax purposes, the 2006-2008 tax years are currently under exam by the state of New York and the 2009-2012 tax years remain open for audit.

The Company does not anticipate any adjustments that will result in a material adverse effect on the Company's balance sheets, statement of operations, shareholder's equity, and cash flows. Therefore, no reserves for uncertain tax provisions are included in other liabilities.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Parent provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2013 and 2012 were $295,000 and $295,000, respectively, and are reflected in the Company's statement of operations.

The Company's operating expenses of $142,703 and $78,541 for the years ended December 31, 2013 and 2012, respectively, are funded by CINC. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company provides placement services to ACP and Aquiline Financial Services Fund II L.P. under a placement agreement dated March 30, 2010. Total placement fees recognized by the Company for the years ended December 31, 2013 and December 31, 2012 were $0 and $55,489 respectively and are reported as a component of sales and marketing fees.

Beginning in 2012, the Company provides placement services to various funds offered by Pillar Capital Management Limited ("Pillar"). ACP is an investor in Pillar. No placement fees were earned or recognized by the Company for the years ended December 31, 2013 and December 31, 2012. The placement services were terminated on November 19, 2013.

CAML provided placement services to the Company by soliciting European investors to commit capital to Securis. Fees that the Company receives from Securis that are associated with placements made by CAML are paid directly to CAML by the

Company and are not recognized as income by the Company. The Company has a payable to CAML for monthly rebates and performance fees from Securis in the amount of $607,648 and $799,123 for the years ended December 31, 2013 and 2012, respectively. Total fees paid to CAML in 2013 and 2012 were $1,245,004 and $956,547, respectively.

Due to affiliates is comprised of the following:

	2013	2012
Due to CINC	$ 144,289	$ 91,291
Due to CAML	607,648	799,123
Total due to affiliates	$ 751,937	$ 890,414

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

	2013	2012
Audit fee payable	$ 53,656	$ 41,500
Interest & Penalty	20,888	-
Miscellaneous Payable	700	-
Sales tax payable	133	215
Total other liabilities and accrued expenses	$ 75,377	$ 41,715

NOTE 8 – RETURN OF CAPITAL TO PARENT

On December 19, 2013, the Company's Board of Directors approved, and on December 20, 2013 the Company completed a $500,000 dividend/ return of capital to the Parent following approval granted by the FINRA on December 20, 2013 under Rule 15c3-1(e)(1)(i) or 15c3-1(e)(1)(ii).

On December 28, 2012, the Company's Board of Directors approved, and on December 31, 2012 the Company completed a $850,000 dividend/ return of capital to the Parent following approval granted by the FINRA on December 31, 2012 under Rule 15c3-1(e)(1)(i) or 15c3-1(e)(1)(ii).

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $70,817 at December 31, 2013. At December 31, 2013 the Company had net capital, as defined, of $198,638 which was $127,821 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 5.35 to 1. Net capital may fluctuate on a daily basis.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

NOTE 10 – SUBSEQUENT EVENTS

As of February 26, 2014, the date in which the financial statements were issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2013, which requires recognition or disclosure in the financial statements.

SCHEDULE I

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

Total shareholder's equity			$	832,118
Less non-allowable assets:				
Account Receivable	$	607,648		
Prepaid expenses and other assets		99		607,747
Tentative Net Capital				224,371
Haircuts on Allowable Assets				25,733
Net capital			$	198,638
Total aggregate indebtedness			$	1,062,255
Minimum net capital requirement (6.6667% of aggregate indebtedness or $5,000, which ever is greater)	$	70,817		
Net capital in excess of requirements		127,821		
Net capital			$	198,638
Ratio of aggregate indebtedness to net capital				5.35 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2013.

SCHEDULE II

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).

pwc

Report of Independent Accountants

To the Board of Directors of Conning Investment Products, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Conning Investment Products, Inc. (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 25, 2013 and in the amount of $1,296 compared to check number 73834. Payment in the amount of $1,328 compared to check number 74337 dated February 20, 2014, obtained from Terrance Bonini, Vice President of Corporate Finance. Noted no differences.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for each quarter for the year ended December 31, 2013 to the Total revenue amount of $1,049,783 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013, noting a $1 difference.

3. Noted no adjustments reported on Page 2, item 2b and 2c of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,049,783 and $2,624, respectively, of the Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103
T: (860) 241 7000, F: (860) 241 7458, www.pwc.com/us

pwc

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2014